

OFFERING MEMORANDUM

facilitated by



Mizen Funeral Home and Cremation Services, LLC

Form C
Offering Memorandum

Purpose of This Form

A company that wants to raise money using Regulation Crowdfunding must give certain information to prospective investors, so investors will have a basis for making an informed decision. The Securities and Exchange Commission, or SEC, has issued regulations at 17 CFR §227.201 listing the information companies must provide. This form – Form C – is the form used to provide that information.

Each heading below corresponds to a section of the SEC's regulations under 17 CFR §227.201.

(A) BASIC INFORMATION ABOUT THE COMPANY

Name of Company	Mizen Funeral Home and Cremation Services, LLC
State of Organization	New Hampshire
Date of Formation	9/26/2019
Entity Type	Limited Liability Company
Street Address	16 Stokes Road, Londonberry NH 03053
Website Address	

(B) DIRECTORS AND OFFICERS OF THE COMPANY

Key Person 1		Aaron Mizen
Positions with the Company		
	Title	President/CEO
	Duration	2019 - Present
Business experience (last three years)		Funeral Director at Peabody Funeral
Principal occupation (last three years)		Licensed Funeral Director and Embalmer
Has this person been employed by anyone else in the last three years?		No

Key Person 2	Cynthia Mizen
Positions with the Company Title Duration	Vice President/COO 2019 - Present
Business experience (last three years)	Owner of Cindy S Custom Creations
Principal occupation (last three years)	Shop-owner and Founder

Has this person been employed by anyone else in the last three years?	No

(C) EACH PERSON WHO OWNS 20% OR MORE OF THE VOTING POWER

Aaron Mizen
Cynthia Mizen

(D) THE COMPANY'S BUSINESS AND BUSINESS PLAN

A NOTE FROM THE FOUNDER

"The mission of the Funeral Home and Cremation Service is to bring people together to celebrate life and to offer compassion in their most difficult times. The funeral home will have facilities that bring families together with communities to memorialize the life of the deceased and strengthen bonds of social support. Our facility will be a focus of nonprofit energies to make the community a better place to live."

~ Aaron Mizen, President & CEO

LOCATIONS & FACILITIES

The Funeral Home and Cremation Service will be located in the densely populated town of Bedford, NH. The funeral home will be located on heavily traveled Route 101 with easy highway and parking access. The facility is a 8,900 square foot facility that has two memorial chapels, warm and inviting private areas for families, and an 1500 square foot reception area to celebrate the life of a loved one.

TECHNOLOGY

The Funeral Home and Cremation Services will utilize the latest technology and software to run a lean business model. The software utilized will be industry and facility specific for all record keeping transactions. All records for "at need" usage will be a digitally, cloud based stored, to alleviate the need for storing and retaining hard copies of documents. All pre-funded arrangements will be retained on a hard copy basis until the "at need" usage occurs. Technology will also be implemented to help families celebrate their loved one's life via digital and video presentations, web casting and so on. A point-of-sale system that is compatible with current accounting software will also be used. Since the funeral home will have a digital inventory of all merchandise, an e-commerce engine for the website will be employed.

STARTUP COSTS

The estimated cost for all items needed for the initial set up of the preparation room is approximately $18,300. A specialty purpose utility vehicle will be purchased to help facilitate all of the logistical requirements for the funeral home. The projected cost for the vehicle will be approximately $20,000. This vehicle will be purchased at beginning of operations.

THE MARKET

Bedford, New Hampshire's age distribution: 28.6% under the age of 18, 4.7% from 18 to 24, 21.4% from 25 to 44, 31.7% from 45 to 64, and 13.5% who were 65 years of age or older.

For the period 2006–2010, the median income for a household in the town was $116,299 (in 2010 dollars), and the median income for a family was $127,589. Bedford had the fifth highest average personal income in the state between 2006 and 2010.

The average statewide annual death rate in New Hampshire: 9,972

Death rate: 7.6 per 1,000 total population

Bedford has a population of approximately 22,000 residents

OUR COMPETITORS

The Mizen Funeral Home and Cremation Service will be the only funeral service provider in town.

FORECASTING

The Funeral Home and Cremation Service has an initial revenue projection for FY 2020 with approximately $200,000 in gross annual receipts. The projected growth is approximately $120,000 annually until market saturation has been achieved by year five (FY 2024) at $640,000. By the time market saturation and maturity has occurred in FY 2024 net profit will be approximately $180,000 on an annual basis. A deeper dive into our pro forma financials can be found in the data room section of our listing page.

(E)   NUMBER OF EMPLOYEES

The Company currently has 2 employees.

(F)   RISKS OF INVESTING

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. Please review the Educational Materials for risks that are common to many of the companies on the MainVest platform.

These securities are offered under an exemption from registration under federal law. The U.S. Securities and Exchange Commission (the "SEC") has not made an independent determination that these securities are exempt from registration. The SEC has not passed upon the merits of the securities or the terms of the offering, and has not passed upon the accuracy or completeness of the offering documents or literature.

These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

Please refer to Appendix A for additional risks to consider when investing in this offering.

(G)   TARGET OFFERING AMOUNT AND OFFERING DEADLINE

Target Offering Amount	$50,000
Offering Deadline	April 17, 2020

If the sum of the investment commitments does not equal or exceed the Target Offering Amount as of the Offering Deadline, no securities will be sold in the offering, investment commitments will be canceled, and all committed funds will be returned.

(H)   COMMITMENTS THAT EXCEED THE TARGET OFFERING AMOUNT

Will the company accept commitments that exceed the Target Offering Amount?	Yes
What is the maximum you will accept in this Offering (it may not exceed $1,070,000)?	$107,000
If Yes, how will the company deal with the oversubscriptions?	We will accept subscriptions on a first-come, first-served basis.

(I) HOW THE COMPANY INTENDS TO USE THE MONEY RAISED IN THE OFFERING

The Company is reasonably sure it will use the money raised in the offering as follows:

Use	Amount (Minimum)	Amount (Maximum)
Seed capital and operating expenses	$47,000	$100,580
Compensation to MainVest	$3,000	$6,420
TOTAL	$50,000	$107,000

(J) THE INVESTMENT PROCESS

To Invest
- Review this Form C and the Campaign Page
- If you decide to invest, enter an amount and press the *Invest* button
- Follow the instructions

To Cancel Your Investment
Send an email to info@mainvest.com no later than 48 hours before the Offering Deadline or go to the dashboard for your user account to cancel manually. In your email, include your name and the name of the Company.

Other Information on the Investment Process
- Investors may cancel an investment commitment until 48 hours prior to the Offering Deadline.
- MainVest will notify investors when and if the Target Offering Amount has been raised.
- If the Company reaches the Target Offering Amount before the Offering Deadline, it may close the offering early if it provides notice about the new Offering Deadline at least five business days before such new Offering Deadline, absent a material change that would require an extension of the offering and reconfirmation of the investment commitment.
- If an investor does not cancel an investment commitment before the 48-hour period before the Offering Deadline, the funds will be released to the Company upon closing of the offering and the investor will receive securities in exchange for his or her investment.

For additional information about the investment and cancellation process, see the Educational Materials.

(K) MATERIAL CHANGES

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

MAINVEST

Explanation
A "material change" means a change that an average, careful investor would want to know about before making an investment decision. A material change could be good or bad. If a material change occurs after you make an investment commitment but before the Offering closes, then the Company will notify you and ask whether you want to invest anyway. If you do not affirmatively choose to invest, then your commitment will be cancelled, your funds will be returned to you, and you will not receive any securities.

(L)   PRICE OF THE SECURITIES

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as "Notes." The Notes are being offered at their face amount. For example, you will pay $1,000 for a Note with a face amount of $1,000.

(M)   TERMS OF THE SECURITIES

Overview
The Company is offering "securities" in the form of revenue sharing notes, which we refer to as the "Notes." Many of the terms of the Notes are set forth in a separate document called the Revenue Sharing Agreement. Copies of the Note and Revenue Sharing Agreement are attached to this Form C.

Summary of Terms

Revenue Percentage*	2.8 - 6.0%**
Payment Deadline	12 / 31 / 2026
Maximum Payment Multiple	
- Early Investors***	1.8 x
- All Other Investors	1.43 x
Sharing Start Date	The first day after disbursement that the company has revenues greater than one ($1) dollar
First Payment Date	Thirty (30) days after the last day of the calendar quarter ending not less than Sixty (60) days after the sharing start date.
Seniority	Subordinated
Securitization	Unsecured
Accrual Rate	1.53 %

*as further defined in the note agreement

**The rate of revenue sharing is calculated on a linear scale between the stated rates and is rounded to the nearest 1/10th percent. The final rate is based on the amount raised and is calculated after the offering has successfully closed. As the amount raised in the offering increases, the rate of revenue sharing increases.

For example, a hypothetical offering could result in the following revenue sharing percentages, depending on the amount raised:

Amount Raised	Revenue Sharing Percentage

$50,000	2.8%
$64,250	3.6%
$78,500	4.4%
$97,500	5.4%
$107,000	6.0%

*** To reward early participation, the investors who contribute the first $25,000 raised in the offering will receive a 1.8x cap. Investors who contribute after $25,000 has been raised in the offering will receive a 1.43x cap.

Your Right to Payments under the Note
Your right to payments under the Note is set forth in the Note, together with a separate document called the Revenue Sharing Agreement. Copies of the Note and Revenue Sharing Agreement are attached to this Form C. Additionally, general terms are outlined below and in the Company's offering page.

Obligation to Contribute Capital
Once you pay for your Note, you will have no obligation to contribute more money to the Company, and you will not be personally obligated for any debts of the Company. However, under some circumstances you could be required by law to return some or all of a distribution you receive from the Company.

No Right to Transfer
You should plan to hold the Notes until maturity. The Notes will be illiquid (meaning you might not be able to sell them) for at least four reasons:
- The Revenue Sharing Agreement prohibits the sale or other transfer of Notes without the Company's consent.
- If you want to sell your Note the Company will have the first right of refusal to buy it, which could make it harder to find a buyer.
- Even if a sale were permitted, there is no ready market for Notes, as there would be for a publicly-traded stock.
- By law, for a period of one year you won't be allowed to transfer the Investor Shares except (i) to the Company itself, (ii) to an "accredited" investor, (iii) to a family or trust, or (iii) in a public offering of the Company's shares.

Security
The Notes are not secured by any assets of the Company or any assets of persons associated with the Company.

Modification of Terms of Notes
The terms of the Notes and the Revenue Sharing Agreement may be modified or amended with the consent of Investors holding 50% of the Notes, measured by the total amount outstanding under each Note.

Other Classes of Securities
The Company has outstanding the following securities:

Name of Security	LLC

MAINVEST

Number of Shares Outstanding	N/A
Describe Voting Rights of These Securities, Including Any Limitations on Voting Rights	N/A
How These Securities Differ from the Promissory Notes Offered to Investors	N/A

Dilution of Rights
The Company has the right to create additional classes of securities, both equity securities and debt securities (*e.g.*, other classes of promissory notes). Some of these additional classes of securities could have rights that are superior to those of the Notes. For example, the Company could issue promissory notes that are secured by specific property of the Company.

The People Who Control the Company
Each of these people owns 20% or more of the total voting power of the Company:

Name	*Percentage of Voting Rights*
Aaron Mizen	50%
Cynthia Mizen	50%

How the Exercise of Voting Rights Could Affect You
You will receive payments with respect to your Note only if the Company makes enough money to pay you, or, if the Company does not make enough money to pay you, if there is enough value in the collateral the Company pledged as security for the Notes.

The people with voting rights control the Company and make all the decisions about running its business. If they make good business decisions, it is more likely you will be paid. If they make poor business decisions, it is less likely you will be paid. For example, if they hire too many people and/or try to expand too quickly, the business could be harmed. The people with voting rights could also decide to file for bankruptcy protection, making it more difficult for you to be paid.

How the Notes are Being Valued
The Notes are being valued at their face value. We don't anticipate that we'll ever need to place a value on the Notes in the future.

(N)   THE FUNDING PORTAL

The Company is offering its securities through MainVest, Inc., which is a "Funding Portal" licensed by the Securities and Exchange Commission and FINRA. MainVest Inc.'s Central Index Key (CIK) number is 0001746059, their SEC File number is 007-00162, and their Central Registration Depository (CRD) number is 298384.

(O)   COMPENSATION OF THE FUNDING PORTAL

MainVest will be paid 6.0% of the final offering amount, upon the successful completion of the offering. MainVest does not receive compensation if the offering does not succeed. MainVest, Inc. owns no interest in the Company, directly or indirectly, and will not acquire an interest as part of the Offering, nor is there any arrangement for MainVest to acquire an interest.

MAINVEST

(P)   INDEBTEDNESS OF THE COMPANY

The Company has no indebtedness outside of the debt the Company is expecting to raise through regulation crowdfunding on MainVest.

(Q)   OTHER OFFERINGS OF SECURITIES WITHIN THE LAST THREE YEARS

The Company has not made any offerings with other third-party regulation crowdfunding companies in the past three years.

(R)   TRANSACTIONS BETWEEN THE COMPANY AND "INSIDERS"

The Company has not made any business transaction, including stock purchases, salaries, property rentals, consulting arrangements, guaranties, etc.

(S)   THE COMPANY'S FINANCIAL CONDITION

NO OPERATING HISTORY

Mizen Funeral Home was established in September, 2019. Accordingly, there are limited financial statements and information for investors to review. When evaluating this investment opportunity, investors should consider factors outlined in the risk section as well.

FINANCIAL LIQUIDITY

Mizen Funeral Home has a low liquidity position due to its low cash reserves as compared to debt and other liabilities. Mizen Funeral Home expects its liquidity position to decline upon raising capital on Mainvest and deploying the capital to grow the business.

NO OTHER OUTSTANDING DEBT OR EQUITY

The capital raised through Mainvest will make up the entirety of the Mizen Funeral Home's fundraising. However, Mizen Funeral Home may require additional funds from alternate sources at a later date.

(T)   THE COMPANY'S FINANCIAL STATEMENTS

Please see Appendix B for historical financial statements.

Pro Forma Income Statement
In order to illustrate its future earning potential, the Company has provided a summary of its 5-year financial forecast. The forecast has been developed by the Company using reasonable best efforts based on their understanding of the industry and market they wish to enter. Please refer to Section (F) of this Offering Memorandum for a list of the risks associated with an investment in the company and utilizing any pro forma provided by the Company for making investment decisions.

	Year 2019	Year 2018	Year 2017	3 Year Average
Income				
4000 Prof Serv Rev	$ 157,886.76	$ 179,267.80	$ 153,534.50	$ 163,563.02
4110 Fac Equip Staff Rev	$ 22,412.86	$ 21,588.87	$ 20,475.00	$ 21,492.24
4200 Auto Rev	$ 38,931.44	$ 37,423.00	$ 39,864.00	$ 38,739.48
4300 Merch Rev	$ 93,115.66	$ 142,396.23	$ 106,697.58	$ 114,069.82
4400 Spec Serv Rev	$ 49,197.94	$ 36,858.69	$ 25,680.30	$ 37,245.64
4500 Trade Work	$ 4,550.00	$ 8,585.00	$ 9,515.00	$ 7,550.00
4600 Finance Chg	$ 806.10			$ 268.70
4610 Rev Discounts	$ (5,716.10)			$ (1,905.37)
4620 Commissions	$ 2,733.95	$ 1,986.38	$ (53.70)	$ 1,555.54
4630 Bad Debt Rec	$ 160.00	$ 240.00	$ 5,313.67	$ 1,904.56
4650 Misc Income	$ 2,011.47	$ 1,857.14	$ 520.00	$ 1,462.87
4700 Cremation Rev	$ 61,160.00	$ 97,459.19	$ 727.75	$ 53,115.65
4900 CA Rev	$ 85,478.19	$ 101,573.32	$ 100,010.00	$ 95,687.17
4910 Discounts given	$ (395.00)	$ (1,435.00)		$ (610.00)
4915 Trusts Over/Under	$ 328.51			$ 109.50
Chelsea Sentenial	$ 400.00		$ 96,984.98	$ 32,461.66
Other Funeral Revenue	$ 400.00	$ 1,497.17		$ 632.39
Professional Pall Bearers	$ 400.00		$ (4,808.75)	$ (1,469.58)
Sales of Product Income		$ 0.37	$ (1,744.21)	$ (581.28)
Total Income	$ 513,861.78	$ 629,298.16	$ 552,716.12	$ 565,292.02
Cost of Goods Sold				
5000 CGS	$ 71,476.89	$ 94,514.09	$ 57,219.40	$ 74,403.46
5900 C/A Exp	$ 103,454.66	$ 110,725.41	$ 131,859.05	$ 115,346.37
Total Cost of Goods Sold	$ 174,931.55	$ 205,239.50	$ 189,078.45	$ 189,749.83
GROSS PROFIT	$ 338,930.23	$ 424,058.66	$ 363,637.67	$ 375,542.19
Expenses				
6000 Vehicle Exp	$ 9,058.23	$ 14,288.12	$ 9,237.12	$ 10,861.16
6100 Facility Exp	$ 138,444.20	$ 133,317.84	$ 135,113.42	$ 135,625.15
6300 G&A	$ 49,605.13	$ 62,669.83	$ 73,395.02	$ 61,889.99
6600 Interest Expense	$ 51,132.40	$ 50,740.97	$ 43,163.94	$ 48,345.77
6800 Sal & Frin	$ 131,355.61	$ 136,721.06	$ 172,199.35	$ 146,758.67
7000 Taxes	$ 787.00	$ 1,320.00	$ 1,380.00	$ 1,162.33
Bad Debt/Office/Admin	$ 870.00			$ 290.00
Total Expenses	$ 381,252.57	$ 399,057.82	$ 434,488.85	$ 404,933.08
NET OPERATING INCOME	$ (42,322.34)	$ 25,000.84	$ (70,851.18)	$ (29,390.89)
Other Income	$ 1,058.75			$ 352.92
Total Other Income	$ 1,058.75			$ 352.92
Other Expenses				
7050 Ask My Accountant				
Amortization	$ 44,921.78	$ 44,921.78	$ 44,921.78	$ 44,921.78
Deprec	$ 1,972.27	$ 4,617.43	$ 7,320.57	$ 4,636.76
Non-Ded. Facility Expenses		$ 4,042.00	$ 4,033.80	$ 2,691.93
Reconsiliation Discrepemcies				$ -
Total Other Expenses	$ 46,894.05	$ 53,581.21	$ 56,276.15	$ 52,250.47
NET OTHER INCOME	$ (45,835.30)	$ (53,581.21)	$ (56,276.15)	$ (51,897.55)
NET INCOME	$ (88,157.64)	$ (28,580.37)	$ (127,127.33)	$ (81,288.45)
ADD BACK EXPENSES				$ -
6600 MORTGAGE	$ 51,132.40	$ 50,740.97	$ 43,163.94	$ 48,345.77
AMORTIZATION	$ 44,921.78	$ 44,921.78	$ 44,921.78	$ 44,921.78
6800 OWNER PAYMENTS	$ 2,700.00		$ 2,700.00	$ 1,800.00
6100 RE TAXES	$ 17,622.27	$ 17,158.53	$ 16,727.24	$ 17,169.35
DEPRECIATION	$ 1,972.27	$ 4,617.43	$ 7,320.57	$ 4,636.76
6100 RENT	$ 77,000.00	$ 77,000.00	$ 77,000.00	$ 77,000.00
6800 LIFE INSURANCE	$ 6,900.00	$ 6,900.00	$ 6,900.00	$ 6,900.00
TOTAL ADD BACKS	$ 202,248.72	$ 201,338.71	$ 198,733.53	$ 200,773.65
NET INCOME ADJUSTED	$ 114,091.08	$ 172,758.34	$ 71,606.20	$ 119,485.21

(U)   DISQUALIFICATION EVENTS

The answer for the Company is No, none of the designated people committed any of the prohibited acts, ever.

Explanation
A company is not allowed to raise money using Regulation Crowdfunding if certain designated people associated with the company (including its directors or executive officers) committed certain prohibited acts (mainly concerned with violations of the securities laws) on or after May 16, 2016. (You can read more about these rules in the Educational Materials.) This item requires a company to disclose whether any of those designated people committed any of those prohibited acts before May 16, 2016.

(V)   UPDATES ON THE PROGRESS OF THE OFFERING

To track the investment commitments we've received in this Offering, click to see the Progress Bar.

(W)   ANNUAL REPORTS FOR THE COMPANY

The Company will file a report with the Securities and Exchange Commission annually and post the report on our website no later than 120 days after the end of each fiscal year.

It's possible that at some point, the Company will not be required to file any more annual reports. We will notify you if that happens.

(X)   OUR COMPLIANCE WITH REPORTING OBLIGATIONS

The Company has never raised money using Regulation Crowdfunding before, and therefore has never been required to file any reports.

(Y)   OTHER INFORMATION PROSPECTIVE INVESTORS SHOULD KNOW ABOUT

The Issuer offers "Perks" as a means of showing appreciation to investors for supporting small community businesses. The offering of "Perks" by issuers is done purely on a voluntary basis and have no influence upon the terms of the Offering. As such, Investor "Perks" are not contractual conditions governed by "the Note" and are not enforceable under "the Note".

ADDITIONAL INFORMATION INCLUDED IN THE FORM C

	Most recent fiscal year-end (tax returns)	Prior fiscal year-end (tax returns)
Total Assets	$0	$0
Cash & Cash Equivalents	$0	$0
Accounts Receivable	$0	$0
Short-term Debt	$0	$0

MAINVEST

Long-term Debt	$0	$0
Revenues/Sales	$0	$0
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income	$0	$0

Jurisdictions in which the Company intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V